SCHEDULE 13G


	       Under the Securities Exchange Act of 1934
			(Amendment No._________)*


 Scudder New Asia Fund, Inc.______________________________
(Name of Issuer)
Common Stock____________________________________________________
(Title of Class of Securities)
811183102_______________________________________________________
(CUSIP Number)
________________________________________________________________

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).



CUSIP NO 811183102_____________          13G                   Page____ of _____



1.  Name of Reporting Person
	S.S. or I.R.S. Identification No. of Above Person
Lowe, Brockenbrough & Tattersall Strategic Advisors, Inc.
54-1836068


2.  Check the Appropriate Box if a Member of a Group*

							(a)
							(b) XX


3.  SEC USE ONLY



4.  Citizenship or Place of Organization
    6620 W. Broad Street Suite 300
    Richmond, Virginia 23230-1720


Number of               5.  453,400
    Shares
Beneficially            6.  0
Owned by
    Each                7.  453,400
Reporting
    Person              8.  0
    With



9.  Aggregate Amount Beneficially Owned By Each Reporting Person
	    453,400 shares


10.  Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares*



11.  Percent Of Class Represented By Amount In Row 9
	      5.2%


12.  Type of Reporting Person*
      	IA





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  Scudder New Asia Fund, Inc.


ITEM 1:
  a)  Scudder New Asia Fund, Inc.
  b)  345 Park Avenue  New York New York 10154

ITEM 2:
  a)  Lowe, Brockenbrough & Tattersall Strategic Advisors, Inc.
  b)  6620 W. Broad Street Ste. 300 Richmond, Virginia 23230-1720
  c)  USA
  d)  Common Stock
  e)  811183102

ITEM 3:
  e)  IA

ITEM 4:
  a)   453,400 SHARES
  b)   5.2%
  c) (i)  453,400 shares
     (ii) 0
    (iii) 453,400 shares
    (iv)  0

ITEM 5:
  Not Applicable

ITEM 6:
  Not applicable

ITEM 7:
  Not applicable

ITEM 8:
  Not applicable

ITEM 9:
  Not applicable

Date:  January 21, 1998


_____________________________________
FRED T TATTERSALL, MANAGING DIRECTOR